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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript from a keynote address by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, at the Consumer Electronics Show in Las Vegas, Nevada. This excerpt is posted on HP's internal web site and is available to the public at www.VotetheHPway.com.


CARLETON S. FIORINA:

Ages ago, we used the spoken word to share the story of our history.

Oral histories recounted our legends.

Stories conveyed a successful hunt, the big storm, victory in battle.

First, there were words. Then there were pictures. Images.

We painted, we drew ... and then we took photographs.

Photographic images tell our stories today. These images teach us about the world. They teach us about other people.

Photographs celebrate a life...

They offer insight

They expose the truth

They create heroes...

They make us smile...






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They haunt us ...

And they inspire us.

Photographic images are the only truly universal language ... and every day, we use more and more of them to communicate with one another.

From the invention of the Camera Obscura in the mid-1500s, until 1839 when the French inventor Louis Daguerre figured out a way to develop photographic plates in just 30 minutes, photography seemed magical and elusive.

Some decried this new invention as sinful because it too perfectly reflected the details of life on Earth; one German newspaper denounced daguerreotypes reporting that "the wish to capture evanescent reflections is blasphemy. Is it possible that God should have abandoned His eternal principles and allowed a Frenchman...to give the world an invention of the Devil?"

Some artists even worried that painting would cease to exist now that photography had arrived.

Perhaps it felt threatening because, like many things that are new or untried, including most technologies when first introduced, access to photography was available only to wealthy people, or important people, or courageous people ... the "early adopters" of the time.






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Because the process was so time-consuming and the equipment so bulky, photographs were reserved for moments and for people so important they warranted the hassle and the expense.

But then, like everything else, the technology evolved. Photography went mainstream when celluloid roll film made it possible for anyone to buy film over the counter. And that, along with the introduction in 1900 of the one-dollar Kodak Brownie box camera, made the photo capture and development process easier
 ... eager amateurs bought a quarter million cameras that first year.

People no longer had to travel to the studio--the camera went out into the world with them. Instant cameras flooded the market in the 1960s and 70s, with plastics and film cartridges and fixed flashes making the process that much easier. Snapshot photography became mainstream.

As the technology has evolved, at every step of the way both professionals and amateurs have used photography to capture momentous events. But as photography has become more accessible, the majority of the moments people capture are more intimate ... more personally valuable. They are photos of everyday life and life events ...

Think about all the moments that photography has captured for us to witness vicariously.

Now think of the six billion people on this planet... and the innumerable moments every one of those people wants to capture. And ask most people what one possession they consider most valuable -- their photographs.






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Once again, we're at a watershed in the development of imaging technology.
Traditional photography is being usurped in the mainstream by a digital process, now that we can replicate traditional silver-halide-quality photography using digital cameras.

Computing technology has moved into the home, and with it comes the realization that many of the things we do every day can be done easier with digital tools than with the more traditional "analog" ones, if you will.

People want to use images to share and record moments. They want to use them to tell stories. They want to reach out to their friends and family as often as the spirit moves them.

PCs, home printers, digital cameras, and other digital imaging tools are all making this a much easier, quicker, more satisfying process for anyone who uses a camera to capture life's events.

Now, why am I talking about this? You're probably expecting to hear a stump speech about mergers, proxy votes and family legacies ...

I'm talking about this because the fact that we're a technology company that participates in printing and imaging and enterprise computing and devices and networking and services means that we have the ability to deliver solutions in a way that is truly unique. But I can't resist the opportunity to say that our merger with Compaq bolsters our capabilities in all of these areas - and it gives us some important new ones in areas like mobility, new kinds of devices, storage, fault-tolerant computing and user-interface design - all of which will further enhance our position in emerging technology markets like digital imaging.






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Today, I'd like to demonstrate to you in very tangible ways how by drawing on all of these capabilities - in some quite inventive ways - we can deliver digital imaging experiences in ways that no other company can.

It starts with the fact that we're the second-largest corporate research lab in existence, and a significant amount of our resources are dedicated toward advancements in imaging technology. In 2001, our imaging and printing R&D teams alone filed 2,500 patent applications.

We are the market leaders in inkjet printers, laser printers, and All-in-Ones--devices that combine scanning, copying, printing and faxing.

For several years, HP has been among the top-three digital cameras sold in the U.S. In November we moved into the number one position for digital cameras in the U.S. retail market ... outpacing Kodak and Sony for the first time.

Our success in printing is important for cameras because the incredibly complex technologies required to render a photo-realistic image on an inkjet or laser printer, are essentially the same technologies that make great digital photography possible. We're taking our market-leading print technology know-how, and embedding it in digital cameras.

Digital imaging isn't new to HP...

HP was the first company to produce a single-pass color scanner for consumers. We're a company with a long history of understanding what it takes to capture and produce and share images ... and that's precisely what





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makes us unique. We think about every single step of the process - the entire experience from end-to-end, and all of the processes required to knit that experience together and guarantee it's a good one.

We're not just thinking about the camera, or the printer, or the PC or the content or the network connection or the new kinds of services you can use to create T-shirts or coffee mugs or holiday cards - we're thinking about the whole system of devices, technologies, infrastructure and services required to deliver the experience - including that of the person who's receiving the images. As a result, we're pushing the boundaries of what's possible in this new digital imaging space.

Here's a quick snapshot of the projects we have underway:

- We are conducting tele-immersion research that composites multiple captured images and creates a virtual environment that viewers can manipulate at will. And, so you could imagine, for example, a conference call of folks all over the world ... they're sitting at their PCs, which have tiny video cameras built into the monitors ... and their image is being projected into this virtual conference room, which every attendee can manipulate to view expressions or other cues so it feels more like everyone's actually together.

- We have technology that allows you to stream media-rich content in real time for and to all kinds of devices...such as PDAs or cellphones or ATM machines or car dashboards.

- We have microtelepresence technology that lets you, for example, see what a bug's world looks like if you are bug-size.

- We're making it possible for devices of all types--wired and wireless-- to capture images and share them via open networks






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-        We are pursuing sophisticated scene-analysis technology that allows the camera to evaluate the subject being photographed in terms of light, skin tone, depth of field ... and adjust itself automatically to optimize the photo output for all those factors.

- We're building the thin clients and thick clients and servers to make 3D graphics usage easier and more common. - Speaking of 3D, we're also helping people capture moments that are a closer representation of the 3D reality we live in ... by adding 3D imaging capability, and audio and motion-capture capability to simple cameras. Some of our work in dynamic imaging lets you manipulate the depth of field of an image, or otherwise enhance it so that it's closer to the real thing ... You can even apply dynamic re-lighting to reveal new details about the nature of the image ... as you can see here with the HP logo.

- Fundamentally, we're doing everything we can imagine to push the limits of how people capture, experience, and use digital images--and we're making it mainstream.
- The important thing to note is, all of the advances I've just described are possible precisely because we can draw on HP's full set of capabilities.

So from what you've just seen and heard, you now know that HP clearly has the technical prowess to develop cameras with umpteen-megapixels, 100-ex zoom, and 5,000 gigs of storage. And while building a better camera is certainly one of our goals ... it's not our single focus.

Our primary focus is to apply our expertise and intellectual property in electronics and systems to create a great end-to-end experience for anyone who uses a camera.


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In fact, our engineering teams are focused on radically simplifying all the steps in the process of capturing, sharing, storing, rendering, and sending images - taking the current 57-step process down to three.

- We're doing this through technology that lets you pop a flash memory card out of your camera and directly into your printer to print a shot.

- We're doing it by incorporating an LCD display on the front of our Photosmart 1315 printer, so you can preview a photo before you print it--without having to use your PC.

- We're doing it by web-enabling every single one of our printers so that you can easily access image-rich media whenever you want.

Let me show you a couple of additional examples of ways in which we've applied our engineering skills to simplifying the experience of using digital imaging technology

(FIORINA DESCRIBES AND SHOWS THE AUDIENCE THE HP PHOTOSMART 715, ONE OF HP'S BEST-SELLING CAMERAS DURING THE HOLIDAY BUYING SEASON, AND THE HP PHOTOSMART 100 PRINTER, WHICH PRINTS 4X6 COLOR PHOTOS WITHOUT REQUIRING A CONNECTION TO A PC.)

The Photosmart 715 is a great camera. Its successor will hit the market in late March -- the Photosmart 812 -- and it's even better ... because of something we call "HP Instant Share."

This particular camera has truly been engineered for usefulness. The technology doesn't get in the way of what you ultimately want to do--which is to share the photo with someone else. In fact, the technology enhances that



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capability - it does something a Sony camera, an Olympus camera, a Canon camera, can't do.

You snap a photo with the Photosmart 812, and you mark it for a recipient you've designated. Each recipient has their own profile, which you've set up.

Say your brother prefers to view images in his email, but your grandmother still wants a printed photo, in a frame, to put on her dresser. So you take a picture, and you mark it for "Brother." Then you dock the camera, and it immediately launches your email application and sends your brother a photo alert message. Or, it launches your print application and prints a shot for Grandma.

"Instant Share" isn't about simply moving the image from the camera to the PC
 ... it's about getting the end result you want, when you want it. Obviously, there's a simplicity and time-saving element here, especially compared to other digital cameras on the market.

We've thought through what it is you actually want to do with the camera--which is to use it as a means to reach out to your friends and family. With the 812, it's so easy you don't have to think about it.

Here's another example of a useful, pragmatic application of technology - it was recently written up in Computerworld as the best example of human engineering and process design in years.

The PSC 950 is an all-in-one printer-copier-scanner-fax. Say your camera's flash memory has 50 pictures on it. Feed the memory card into the PSC 950, and out comes a proof sheet.


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Now, we code-named this next feature "Tiny Bubbles."

Remember those Scantron standardized tests you took in high school? On the HP photo proof sheet are thumbnails of all the shots you took. And under each thumbnail is a little oval, a little bubble.

You take a Number Two pencil ... and simply fill in the ovals under the photos you want to print. At the bottom of the sheet you indicate the size you want them to print. And then you lay the proof sheet on the scanner bed, and push a button, and the PSC 950 prints the photos exactly the way you want them.

There's no PC involved. There's no need to upload or rename or plug in or choose "Print" from a menu. This is a product engineered to get the job done: to print your photos. Quickly. Easily. Brilliantly.

(PAUSE)

HP Instant Share ... Tiny Bubbles ... an LCD preview display on the Photosmart 1315 printer ... each of these make for a better experience, and each of these draw on a set of capabilities that our competitors don't have.

The fact is, we're engineering features into our cameras and our PCs, our printers and our PDAs, our home networking solutions and our all-in-ones, to deliver a better digital imaging experience.

And we're partnering with companies that subscribe to the same philosophy.

At the Windows XP launch a couple of months ago, I participated on a panel to talk about the power of that platform. We all hear about the amazing future when we'll be able to instantaneously transmit images and video and other media rich content ... and we hear about how it's "just around the corner" as soon as broadband becomes widely available ... but for most of us it's just not happening quickly enough.

Rather than feel stuck and frustrated, solutions like XP help narrow the gap between what is desirable, and what is possible. As we round the corner from an era in which PCs were about productivity, and enter an era where they are about creativity, Windows XP is one of those technology advances that make it possible. It is letting us leverage existing narrow-band networks, and transmit images effectively. It is letting the PC users out there, and there are still lots of them, and there will be lots more, enrich their typical digital communications ... and share them with more of the people they care about.

In essence, it is helping to unlock our potential to connect and collaborate and achieve.

The Microsoft Freestyle digital media user interface you saw demoed in Bill Gates keynote is just another example of providing a more valuable PC experience to the consumer ... and we're delighted to support Freestyle on some of our home PCs later this year.

So PCs -- yes folks, that business some call irrelevant and suggest we should exit -- will play an incredibly important role in making digital imaging accessible and compelling as a means of communication. They are an important component of the digital imaging solution we provide customers.



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So this is just some of what we're doing in digital imaging today. But what does the future hold?

At HP we believe that there are a few key ways people will want to use imaging technology on the horizon that we can help deliver for both businesses and consumers:

- FIRST, WE INTEND TO MAKE IMAGING MORE IMMEDIATE AS A COMMUNICATIONS MEDIUM. For example, we're working with NTT DoCoMo in Japan to make real-time sharing of small images possible--you can walk down the street with your cell phone and use its embedded camera to take a photo of the restaurant where you want to meet, and send that photo to your friend's cell phone so they can beam it directly to a Photosmart printer. Not only can we capture and communicate the image, our technology will also let you easily identify objects in the image, such as buildings or plants, as well as extract text such as signs or URLs.

- WE ALSO INTEND TO MAKE IMAGING MORE PERSONALLY VALUABLE AND APPROPRIATE FOR YOUR NEEDS. Using robotic camera technology, someone stuck at home could remotely "attend" a wedding, for example, and control the picture-taking in real time ... We are also developing technology that would allow that person to easily organize their images based on a variety of factors like time, subject, or location ... and print a custom photo album using an application that automatically processes and formats the photos to their liking.

- WE INTEND TO INTEGRATE IMAGE-CAPTURE INTO OUR DAILY LIVES, SO THAT IT BECOMES EVEN EASIER. Cameras are quickly proliferating and getting


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         incorporated into more and more devices, as attachments to PDAs or built in to cell phones or even pens ... it seems the world is catching up with James Bond's technology. This is making opportunistic, or "casual capture" of images much more common, and HP is working on increasing the value of this capability.

We've spent a lot of time talking about how imaging will become part of everyday life ... but what about in business? In time, businesses will begin integrating still and full-motion imaging into their work and their processes. More and more, businesses will use rich media and photographs to add a more human element to their interactions with customers, partners and employees. Which means that color standards, content identification standards, infrastructure, storage, content management, and the ability to seamlessly link this type of information into existing business processes, will all be critically important going forward.

As consumer and business markets develop, HP will be in a unique and powerful position to lead the way...

By thinking about people's experiences using technology holistically, and applying the breadth and depth of our capabilities to deliver the experiences people want.

By bridging the physical world and the digital world for customers with solutions that address everything from capturing to sharing to storing to printing images in a way that's simple, inviting, and reliable.

By applying our R&D expertise to develop the next wave of digital imaging breakthroughs ... and by augmenting our R&D capability with Compaq's,

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especially in the overlap areas of scalable systems, wireless multimedia, and human interaction ... all of which will play a huge role in enhancing the digital imaging experience.

We will lead by bringing the power of networks to content.

By innovating around next generation devices and the connectivity models between them to ensure that devices actually work better together.

By using our experience in server technology, storage capacity, and management software to improve and advance the distribution of digital content.

By leveraging our services capabilities to help build the infrastructure required to manage and deliver new kinds of content.

By driving the standards required to make the sharing of digital images and content across networks and devices possible, and simple.

This isn't to say that others won't also be successful participating in the camera market - but those same companies aren't participating in other aspects of the computing market. On the other hand the companies participating in the computing infrastructure, content, or services part of the market can't and won't offer capabilities like Instant Share, or Tiny Bubbles.

The real promise, the real growth opportunities ahead in the consumer and business world will result from harnessing the combined power of imaging, printing, computing, storage, devices, networks and services. Our merger with

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Compaq is all about building the industry's best technology portfolio and -
together - putting it to work for customers. The power is in the combination: the combination of people - their skills and capabilities; the combination of products into compelling solutions; and the combination of companies into market leadership.

Kodak can't deliver the solutions and experiences we've described. Neither can Sony. Nor Canon, nor Dell, nor IBM.

And that's what CES is all about, isn't it -- great experiences with technology.

We want to be the company that entices you to Best Buy and Fry's and Sam Goody's and your local superstore to see what HP's invented next. Today that next big thing is digital imaging.

The boom in the digital imaging market is a clear indicator of our very human need to experience the world visually, and to make and sustain connections in that way.

If you look at the stats on digital imaging sales this holiday season, it's clear, certainly in the aftermath of September 11, that people's desire to connect with family and friends is stronger than ever. This holiday season in the U.S., digital camera sales were up 90% over last year and photo printer sales were up 100% over the same period.

When you can leverage a world of connected devices--no matter how simple--the universal language of images shared across devices and networks can help all of us feel more connected and more secure.

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These images are part of a joint effort with Microsoft that we displayed at the
Metropolitan Museum in New York during the XP launch. A variety of folks aged six to 60 were given HP digital cameras ... and they were asked to capture their vision of the heart of New York City.

In the aftermath of the World Trade Center tragedy, this project turned out to be less of a technology showcase, and more of a much-needed outlet to communicate our very human, very deep connection to a "place" ... it's another great example of how amateurs and experts can share a simple experience and create something powerful using mainstream digital imaging technology. It's another great example of the power of the universal language of images.

I began my remarks today by talking about the power of images to move us.

For most of the men and women of Hewlett-Packard, the images that most move us .
 . . that most inspire us . . . the ones that put a lump in our throats . . . are pictures of Bill Hewlett and Dave Packard.

When you look at the images of the two of them standing side by side in the shop
 . . . or in front of the garage on Addison Avenue . . . it all seems so inevitable that the company would succeed; that the products would sell; that the two guys who started with $538 and one dream between them would go on to change the world.

But history tells us that it was anything but inevitable.


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Believing that it was all destined to happen doesn't give them nearly enough credit for the courage . . . the determination . . . the pure aspiration it took for them to say:

In 1940: Nobody's ever made an electronics firm work? Good. We'll base our entire future on it.

In 1943: Our company doesn't have any experience with frequency devices? Fine. We'll build a device that jams enemy radar to help win the war.

In 1972: Nobody can figure out how to create a portable machine that does complex math equations? Great. We'll build one small enough to fit in your pocket.

In 1984: You say your documents are still hard to read? Okay. We'll make them picture-quality - using lasers.

Every step along the way, there have been skeptics who said: It won't work. It won't sell. It won't succeed. It's not the HP Way.

And to every single person who said: it's never been done before, Bill and Dave replied: yes -- but there's never been a company like Hewlett-Packard before.

Bill and Dave realized that the real secret to their success wasn't their plants or their products or their plans or their press: it was their people. They understood that if you believe in people, if you believe in their hopes and share their dreams and let them make full use of their talent, they can accomplish great things.

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That has always been the secret of the HP Way - and it always will be.

The people of HP have always known that the only constant in this industry is change - and that responding to change is the only sure way to build a sustainable business. Customer needs change. The march of technology is inexorable, and in the process, industries and companies are transformed.

HP cannot be a company frozen in time. Technology companies must build the future. HP, after all, is a living company filled with people who have ambitions, talents, aspirations and dreams to fulfill.

 Bill and Dave understood that HP could choose to lead or choose to follow and they chose to lead. First and foremost, they led with innovation from within. But when the market demanded it, they also chose to acquire companies whose technologies and products complemented their own.

The genius of the HP Way is that it's a legacy built on innovation, bold enough to embrace change and flexible enough to absorb it.

The merger with Compaq is compelling. This is a strategic move, one that both Boards and management teams want to do, believe they must do, and know we can do.

This is all about building the future. Ours is a legacy of invention and values that is worth sustaining. We cannot sustain our company by standing still, but by moving forward with courage and determination. Because in an industry that is changing as rapidly and fundamentally as ours is, there is no future in the status quo.


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As Dave Packard once said, "Since we participate in fields of advanced and rapidly changing technologies, to remain static is to lose ground."

In the days ahead ... we're going to draw upon the same courage, the same determination, the same aspiration that drove our founders.

To the skeptics who say it's won't work, it won't sell, it won't succeed, it's not the HP way. I say - you don't know the people of the new HP.

Thank you.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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